EXHIBIT 6.10

AMENDMENT NO. 1 TO

PURCHASE, CONTRIBUTION AND ASSUMPTION AGREEMENT

This AMENDMENT NO. 1 TO PURCHASE, CONTRIBUTION AND ASSUMPTION AGREEMENT (the “Amendment”) is made as of January 22, 2018, by and among Royalty Exchange, Inc., a Delaware corporation (the “Parent”) and Royalty Flow Inc., a Delaware corporation (“Subsidiary”).

WHEREAS, pursuant to the Purchase, Contribution and Assumption Agreement (the “Agreement”), dated November 15, 2017, by and among Parent and Subsidiary, Parent agreed to contribute and assign its interest in the Purchase Agreement, dated as of November 15, 2017 (the “Purchase Agreement”), by and among Parent, F.B.T. Productions LLC (“FBT”) and Em2M LLC (“Em2M” and together with FBT, the “Sellers”), pursuant to which Parent will purchase the Acquired Interest (as defined in the Purchase Agreement) from the Sellers and will pay the Sellers the 25% Option Price Initial Payment (as defined in the Purchase Agreement);

WHEREAS, Subsidiary agreed that upon the initial closing of the offering exempt from registration under Regulation A (the “Offering”), Subsidiary will (i) make certain payments to the Sellers (the “Required Payments”), (ii) assume Parent’s obligations under the Purchase Agreement and (iii) issue to Parent a Promissory Note (the “Promissory Note”) in an amount equal to the 25% Option Price Initial Payment plus an interest payment equal to nine percent (9%) of the 25% Option Price Initial Payment from an after the date of the Parents paid the 25% Option Price Initial Payment to the Sellers, in the form of a promissory note (such interest amount, the “Interest Payment”); and

WHEREAS, Parent and Subsidiary desire to make certain changes to the Agreement as specified herein to (i) allow a portion of the Promissory Note to be convertible into shares of the Company’s Class A common stock at the Offering price and (ii) to include certain reasonable and customary capitalized expenses related to the Purchase Agreement and Option Agreement, dated April 27, 2017, by and among Parent and Sellers in the value of the Promissory Note to be issued to Parent.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto, intending to be legally bound, do hereby agree to amend the Agreement as follows:

1.	Promissory Note. Exhibit B attached to the Agreement shall be deleted in its entirety and replaced with Exhibit A attached to this Amendment, which shall be deemed incorporated by reference in into the Agreement.

1

2.	Purchase Price. Section 2.1(b) of the Agreement shall be deleted in its entirety and replaced with the following:

“(b) Subsidiary will issue to Parent a Promissory Note with a value equal to the 25% Option Amount Initial Payment plus the Interest Payment plus certain reasonable and customary expenses related to the Purchase Agreement and the Option Agreement entered into by Parent, in substantially the form attached hereto as Exhibit B”.

3.

Entire Agreement. The Agreement, as amended by this Amendment, supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in the Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter, and any reference to the Agreement shall be a reference to the Agreement as amended hereby.

4.	Miscellaneous. The terms and conditions of Article III of the Agreement are hereby incorporated by reference and made a part hereof, mutatis mutandis.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PARENT: ROYALTY EXCHANGE, INC.

By:	/s/ Matthew Smith
Name:	Matthew Smith
Title:	Chief Executive Officer

SUBSIDIARY: ROYALTY FLOW INC.

By:	/s/ Benjamin Piggott
Name:	Benjamin Piggott
Title:	Chief Executive Officer

3

Exhibit A

PROMISSORY NOTE

$[_____]	[_____], 201[ ]

Denver, CO

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, ROYALTY FLOW INC., a Delaware corporation (“Maker”), unconditionally promises to pay to the order of royalty exchange inc, a Delaware corporation, or its assigns (“Payee” and together with Maker, the “Parties”), the principal sum of $[_____] (the “Loan”), together with all interest accrued thereon, as provided in this Promissory Note (this “Note”).

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Applicable Rate” means the rate equal to nine percent (9%) per annum.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Denver, Colorado are authorized or required by law to close.

“Class A Common Stock” means the Company’s Class A common stock, par value $0.001 per share.

“Conversion Amount” means that portion of the Loan equal to $999,997.50.

“Conversion Shares” has the meaning set forth in Section 2.1.

“Debt” of the Maker, means all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, except trade payables arising in the ordinary course of business; (c) obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations as lessee under capital leases; (e) obligations in respect of any interest rate swaps, currency exchange agreements, commodity swaps, caps, collar agreements or similar arrangements entered into by the Maker providing for protection against fluctuations in interest rates, currency exchange rates or commodity prices or the exchange of nominal interest obligations, either generally or under specific contingencies; (f) obligations under acceptance facilities and letters of credit; (g) guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss, in each case, in respect of indebtedness set out in clauses (a) through (f) of a Person other than the Maker; and (h) indebtedness set out in clauses (a) through (g) of any Person other than Maker secured by any lien on any asset of the Maker, whether or not such indebtedness has been assumed by the Maker (excluding trade payable obligations to creditors for supplies incurred in the ordinary course of business).

“Default” means any of the events specified in Section 9 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 9 would, unless cured or waived, become an Event of Default.

4

“Event of Default” has the meaning set forth in Section 9.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government.

“Initial Closing” means the initial closing of the Offering.

“Law” as to any Person, means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any Governmental Authority and authoritative interpretations thereon, whether now or hereafter in effect, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Loan” has the meaning set forth in the introductory paragraph.

“Loan Documents” means this Note, any other document or instrument heretofore or hereafter having reference to, arising out of, securing, evidencing, guaranteeing or in any way pertaining to the Loan, as the same may be amended or replaced from time to time hereafter.

“Maker” has the meaning set forth in the introductory paragraph.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Maker; (b) the validity or enforceability of this Note; (c) the rights or remedies of the Payee hereunder; or (d) the Maker’s ability to perform any of its material payment obligations hereunder.

“Maturity Date” means, subject to Section 2.1, the earlier of (a) one hundred eighty (180) days from the date this Note and (b) the date on which all amounts under this Note shall become due and payable pursuant to Section 10.1, except that the Maturity Date may be extended by Payee in its sole and absolute discretion.

“Note” has the meaning set forth in the introductory paragraph.

“Offering” means that certain offering exempt from registration under Regulation A made by the Maker to the public.

“Order” as to any Person, means any order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Parties” has the meaning set forth in the introductory paragraph.

“Payee” has the meaning set forth in the introductory paragraph.

5

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority or other entity.

2. Mandatory Conversion.

2.1 Initial Closing. Immediately following the Initial Closing of the Offering, the Conversion Amount shall be automatically converted into restricted shares of the Maker’s Class A Common Stock (the “Conversion Shares”), pursuant to Section 2.2 below.

2.2 Procedure. The number of Conversion Shares to be issued to Payee upon such conversion shall be equal to the quotient obtained by dividing (i) the Conversion Amount by (ii) the price per share of Class A Common Stock issued in connection with the Offering. Following such conversion, the Loan shall be reduced by an amount equal to the Conversion Amount.

2.3 Assignment. The Payee may transfer its rights to receive any of the Conversion Shares to any Person and shall notify the Maker within one (1) business day of such transfer.

2.4 No Fractional Shares. No fractional shares of the Company’s Class A Common Stock will be issued upon conversion of the Conversion Amount. In lieu of any fractional share to which the Payee would otherwise be entitled, the Loan shall not be reduced by the amount of the unconverted Conversion Amount that would otherwise be converted into such fractional share.

3. Final Payment Date; Optional Prepayments.

3.1 Final Payment Date. The aggregate unpaid principal amount of the Loan, together with all then accrued and unpaid interest on the Loan and all other amounts payable under this Note shall be due and payable on the Maturity Date.

3.2 Optional Prepayment. The Maker may prepay the Loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. Prepaid amounts may not be re-borrowed.

4. Interest.

4.1 Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan made hereunder shall bear simple interest at the Applicable Rate as calculated under Section 4.2 below.

4.2 Computation of Interest. All computations of interest shall be made on the basis of a year of 360 days and the actual number of days elapsed. Interest shall accrue on the Loan on the day on which such Loan is made, and shall not accrue on the Loan on the day on which it is paid.

4.3 Interest Rate Limitation. It is not intended hereby to charge interest at a rate in excess of the maximum rate of interest that Payee may charge to Maker under applicable usury and other laws, but if, notwithstanding, interest in excess of such rate shall be paid hereunder, the interest rate on this Note shall be adjusted to the maximum permitted under applicable Law during the period or periods that the interest rate otherwise provided herein would exceed such rate.

6

5. Payment Mechanics.

5.1 Manner of Payments. All payments of principal and interest shall be made in lawful money of the United States of America on the Maturity Date to an account or accounts designated by Payee in writing.

5.2 Application of Payments. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued interest, and third to the payment of the principal amount outstanding under this Note.

5.3 Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

6. Representations and Warranties. The Maker hereby represents and warrants to the Payee on the date hereof as follows:

6.1 Existence; Compliance With Laws. The Maker is (a) a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now being conducted and (b) in compliance with all Laws and Orders except to the extent that the failure to comply therewith would not, reasonably be expected to have a Material Adverse Effect. The Maker’s exact legal name is that indicated on the signature page hereof. The Maker’s taxpayer identification number is 30-0991514. The Maker’s place of business and its mailing address is 1444 Wazee St. Ste 350, Denver, CO 80202.

6.2 Power and Authority. The Maker has the power and authority, and the legal right, to execute and deliver this Note and the other Loan Documents and to perform its obligations hereunder and thereunder.

6.3 Authorization; Execution and Delivery. The execution and delivery of this Note and the other Loan Documents by the Maker and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action in accordance with all applicable Laws. The Maker has duly executed and delivered this Note and the other Loan Documents to which it is a party.

6.4 No Approvals. No consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in order for the Maker to execute, deliver, or perform any of its obligations under this Note or any other Loan Document to which it is a party.

6.5 No Violations. The execution and delivery of this Note and the other Loan Documents to which the Maker is a party and the consummation by the Maker of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of the Maker’s organizational documents; (b) to the Maker’s knowledge, violate any Law or Order applicable to the Maker or by which any of its properties or assets may be bound; or (c) constitute a material default under any material agreement or contract by which the Maker may be bound.

6.6 Enforceability. Each of this Note and the other Loan Documents to which the Maker is a party is a valid, legal and binding obligation of the Maker, enforceable against the Maker in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

7

7. Affirmative Covenants. Until all amounts outstanding in this Note or pursuant to any other Loan Document have been paid in full, the Maker shall:

7.1 Maintenance of Existence. (a) Preserve, renew and maintain in full force and effect its corporate or organizational existence and (b) take all commercially reasonable action to maintain all rights, privileges and franchises necessary in the normal conduct of its business, except, in each case, where the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Maker will not, without providing at least thirty (30) days’ prior written notice to the Payee, change its legal name, identity, type of organization, jurisdiction of organization, location of its chief executive office or its principal place of business or its taxpayer identification number.

7.2 Notice of Events of Default. As soon as possible and in any event within five (5) Business Days after it becomes aware that a Default or an Event of Default has occurred, notify the Payee in writing of the nature and extent of such Default or Event of Default and the action, if any, it has taken or proposes to take with respect to such Default or Event of Default.

8. Payee Appointed Attorney-in-Fact. The Maker hereby appoints the Payee the Maker’s attorney-in-fact, with full authority in the place and stead of the Maker and in the name of the Maker or otherwise, from time to time during the continuance of an Event of Default in the Payee’s discretion to take any action and to execute any instrument which the Payee may deem necessary or advisable to accomplish the purposes of this Note (but the Payee shall not be obligated to and shall have no liability to the Maker or any third party for failure to do so or take action). This appointment, being coupled with an interest, shall be irrevocable. The Maker hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

9. Payee May Perform. If the Maker fails to perform any obligation contained in this Note, after reasonable notice and opportunity to cure, the Payee may itself perform, or cause performance of, such obligation, and the reasonable and documented third party out of pocket expenses of the Payee incurred in connection therewith shall be payable by the Maker; provided that the Payee shall not be required to perform or discharge any obligation of the Maker.

10. Events of Default. The occurrence and continuance of any of the following shall constitute an Event of Default hereunder:

10.1 Failure to Pay. The Maker fails to pay (a) any principal amount of the Loan when due or (b) interest or any other amount when due and such failure continues for thirty (30) days after written notice to the Maker.

10.2 Breach of Representations and Warranties. Any representation or warranty made by the Maker to the Payee herein or in any other Loan Document is incorrect in any material respect on the date as of which such representation or warranty was made, subject to thirty (30) day written notice and opportunity to cure.

10.3 Breach of Covenants. The Maker fails to observe or perform any covenant, obligation, condition or agreement contained in this Note other than those specified in Section 10.1 and such failure continues for sixty (60) days after written notice to the Maker.

8

10.4 Bankruptcy.

(a) the Maker commences any case, proceeding or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Maker makes a general assignment for the benefit of its creditors;

(b) there is commenced against the Maker any case, proceeding or other action of a nature referred to in Section 10.5(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged or unbonded for a period of sixty (60) days;

(c) there is commenced against the Maker any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof;

(d) the Maker takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 10.5(a), Section 10.5(b) or Section 10.5(c) above; or

(e) the Maker is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

10.5 Judgments. One or more judgments shall be entered against the Maker (a) in the case of money judgments, in an amount of $1,170,000 or more for all such judgments in the aggregate, in each case in excess of any applicable insurance and an enforceable indemnity to the extent that Maker shall have made a claim for indemnification and the applicable indemnified party has not denied liability, and (b) in the case of non-monetary judgments, such judgments (in the aggregate) could reasonably be expected to have a Material Adverse Effect and in each case all of such judgments shall not have been vacated, discharged, stayed or bonded pending appeal within forty-five (45) days from the entry thereof.

11. Remedies.

11.1 Acceleration. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default, the Payee may at its option, by written notice to the Maker (a) declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder or under any other Loan Document, immediately due and payable; and/or (b) exercise any or all of its rights, powers or remedies under any other Loan Document or applicable Law; provided, however that, (i) if an Event of Default described in Section 10.5 shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any notice, declaration or other act on the part of the Payee and (ii) if any Event of Default shall occur (other than an Event of Default under Section 10.5), Payee agrees to provide Maker a thirty (30)-day cure period (during which Maker will not exercise any of its remedies hereunder).

9

12. Miscellaneous.

12.1 Notices.

(a) All notices, requests or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such Party may from time to time specify in writing in compliance with this provision:

If to Maker:	If to Payee:

Royalty Flow Inc.	Royalty Exchange Inc.

1444 Wazee St. Ste 350	1444 Wazee St. Ste 350

Denver, CO 80202	Denver, CO 80202

Email: [_____]	Email: [_____]

(b) Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; and (ii) sent by email during the recipient’s normal business hours shall be deemed to have been given when sent with receipt of transmission (and if sent after normal business hours shall be deemed to have been given at the opening of the recipient’s business on the next Business Day).

12.2 Governing Law. This Note and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Note or any other Loan Document and the transactions contemplated hereby and thereby shall be governed by the laws of the State of Colorado.

12.3 Submission to Jurisdiction

(a) The Maker hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Note or any other Loan Document may be brought in the courts of the State of Colorado sitting in Denver County or of the United States for the Southern District of the State of Colorado or in any other court in which venue and jurisdiction are proper and (ii) submits to the jurisdiction of any such court in any such action, suit or proceeding. Final judgment against Maker in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

(b) Nothing in this Section 12.3 shall affect the right of Payee to (i) commence legal proceedings or otherwise sue Maker in any other court having jurisdiction over Maker or (ii) serve process upon Maker in any manner authorized by the laws of any such jurisdiction.

12.4 Venue. Maker irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note or any other Loan Document in any court referred to in Section 12.3 and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12.5 Counterparts; Integration; Effectiveness. This Note, the other Loan Documents and any amendments, waivers, consents or supplements hereto and thereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note and the other Loan Documents constitute the entire contract between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note.

10

12.6 Successors and Assigns. This Note may be assigned or transferred by Payee to any Person, in whole or in part. Maker may not assign or transfer this Note or any of its rights hereunder without the prior written consent of Payee. This Note shall inure to the benefit of, and be binding upon, the Parties and their permitted assigns.

12.7 Waiver of Notice. Maker hereby waives demand for payment, presentment for payment, protest, notice of payment, notice of dishonor, notice of nonpayment, notice of acceleration of maturity and diligence in taking any action to collect sums owing hereunder.

12.8 Amendments and Waivers. None of the terms or provisions of this Note may be waived, modified, supplemented, terminated or amended and no consent to any departure by the Maker therefrom shall be effective except by an instrument in writing signed by the party to be charged. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

12.9 Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof.

12.10 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of Payee, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

12.11 Severability. If any term or provision of this Note or any other Loan Document is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or other Loan Document or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.12 Rescission. If at any time any payment made by the Maker under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Maker or otherwise, the Maker’s obligation to make such payment shall be reinstated as though such payment had not been made.

12.13 Further Actions. This Note shall (a) subject to Section 12.14, remain in full force and effect until payment and performance in full of all amounts under this Note, (b) be binding upon the Maker, its successors and assigns, and (c) inure to the benefit of the Payee and its successors, transferees and assigns; provided that the Maker may not assign or otherwise transfer any of its rights or obligations under this Note without the prior written consent of the Payee.

12.14 Termination; Release. On the date on which all amounts under this Note have been paid and performed in full, the Payee will, at the request and sole expense of the Maker, execute and deliver to the Maker a proper instrument or instruments acknowledging the satisfaction and termination of this Note.

[SIGNATURE PAGE FOLLOWS]

11

IN WITNESS WHEREOF, the Parties have executed this Promissory Note as of [_____], 201[_].

MAKER: ROYALTY FLOW INC, a Delaware corporation

By:
Name:
Title:

PAYEE: ROYALTY EXCHANGE, INC., a Delaware Corporation

By:
Name:
Title:

12